SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                     MULTIMEDIA CONCEPTS INTERNATIONAL, INC.

                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   625447 10 7

                                 (CUSIP Number)


                             1385 Broadway, Ste. 814
                               New York, New York

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2002

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------
             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 625447 10 7                           13D            Page 2 of 4 Pages

1         NAME OF REPORTING PERSONS                                                        European American Capital Corp.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                      n/a

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*           OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)                                                                                             |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION                          British Virgin Islands
--------- ----------------------------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                 3,299,808
                        ----- ---------------------------------------------------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                       0
                        ----- ---------------------------------------------------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                      3,299,808
                        ----- ---------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,299,808 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                  |_|
--------- -----------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  51.1%
--------- -----------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
--------- -----------------------------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages

Item 1.  Security and Issuer.

     This Schedule 13D relates to shares of the common stock, par value $.0001 per share ("Common Stock"), of Multimedia Concepts International, Inc., a Delaware corporation (the "Company"). The Company has its principal executive office at 1385 Broadway, Ste. 814, New York, New York.

Item 2. Identity and Background.

     This statement is being filed by European American Capital Corp., ("EACC"), a British Virgin Islands corporation. EACC is an investment company. EACC maintains an office at 1385 Broadway, Ste. 814, New York, New York.

     On June 6, 2002, the Company entered into an Agreement with U.S. Biomedical Corp. ("USBC"), and European American Capital Corp. ("EACC"). The Company is a majority shareholder of USBC. Pursuant to the terms of the Agreement, EACC acquired 3,299,080 shares of common stock of the Company in exchange for the release by EACC of a debt in the amount of $230,986.59 owed by USBC to EACC (the "Debt"). In consideration for the issuance of the 3,229,080 shares of common stock, USBC entered into a promissory note whereby it agreed to pay to the Company the amount of $239,986.59.

     During the past five years, EACC has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The sole source of consideration for the issuance of 3,299,808 shares of the Company's common stock to EACC was the release of the Debt by EACC and the tender of a promissory note from USBC to the Company in the amount of $230,986.59.

Item 4. Purpose of Transaction.

     See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

     Under the rules and regulations of the Securities and Exchange Commission, EACC beneficially owns 3,299,808 shares of common stock, representing 51.1% of the outstanding shares of common stock of the Company as of June 6, 2002. Except for the transactions described herein, EACC has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                                               Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

     1. Agreement between Multimedia Concepts International, Inc., European American Capital Corp., and U.S. Biomedical Corp., dated June 6, 2002.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 15, 2002                                    EUROPEAN AMERICAN CAPITAL CORP.


                                             /s/ Ilan Arbel
                                                 Ilan Arbel, President